SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                          For the month of April, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F    [ X ]           Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ____          No  [X}

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

         N/A

This Form 6-K consists of:

The announcement of resolutions passed at the twenty-fifth meeting of the second session of board of directors of China Petroleum & Chemical corporation (the "Registrant"), made by the Registrant in English on March 31, 2006.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     China Petroleum & Chemical Corporation


                                                            By: /s/ Chen Ge
                                                                --------------

                                                            Name: Chen Ge

                                     Title: Secretary to the Board of Directors



Date: April 3, 2006

                               [GRAPHIC OMITTED]

                     CHINA PETROLEUM & CHEMICAL CORPORATION

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock Code: 0386)

             Announcement of Resolutions Passed at the Twenty-fifth
              Meeting of the Second Session of Board of Directors
                       (Overseas Regulatory Announcement)

-------------------------------------------------------------------------------
China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.
-------------------------------------------------------------------------------

The Twenty-fifth Meeting (the "Meeting") of the Second Session of Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") was convened by written notice despatched on 16 March 2006 and held at Sinopec Corp.'s headquarters on 31 March 2006.

Present at the meeting were Mr. Chen Tonghai (Chairman of the Board of Directors), Mr. Wang Jiming (Vice Chairman of the Board of Directors), and Messrs. Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Chen Qingtai, Shi Wanpeng and Cao Yaofeng (Directors). Apologies were received from Messrs. Gao Jian, Fan Yifei, Ho Tsu Kwok Charles and Zhang Youcan (Directors) who were not able to attend the Meeting due to business engagement. Mr. Fan Yifei (Director) appointed and authorized Mr. Wong Jiming (Vice Chairman), Messes Gao Jian and Ho Tsu Kwok Chales (Directors) appointed and authorized Mr. Chen Qingtai (Director), Mr. Zhang Youcai (Director) appointed and authorized Mr. Shi Wanpeng (Director) to attend and vote on their behalf. A quorum as set out in the provisions of the Articles of Association was present.

The Meeting was convened and chaired by Mr. Chen Tonghai (Chairman) and, after careful consideration by the directors at the meeting (including the independent non-executive directors), the following resolutions were passed:

1. The Report of the Second Session of the Board of Directors (including the report of the Board of Directors for the year ended 31 December 2005); and the Report of the Second Session of the Board of Supervisors, (including the report of the Board of Supervisors for the year ended 31 December 2005) were approved, and submitted to the Shareholders at the Annual General Meeting for 2005 (the "AGM") for approval.

2. The Report of the Second Session of the President's Steering Group was approved.

3. The Report of Business Operations & Financial Performance for 2005 was approved.

4.    A resolution regarding eight provisions for assets was approved.

      As of 31 December 2005, the total balance of the eight provisions for assets in accordance with the PRC Accounting Rules and Regulations was RMB 14.105 billion. Of this, provision for doubtful accounts accounted for RMB 6.65 billion, provision for diminution in inventory value accounted for RMB 892 million, provision for impairment losses of long-term equity investments accounted for RMB 327 million and provision for impairment losses on fixed assets accounted for RMB 6.234 billion.

5.    A resolution regarding connected transactions of 2005 were approved.

      The aggregate amount of connected transactions actually entered into by Sinopec Corp. during 2005 was RMB 179.296 billion, of which incoming trade amounted to RMB 84.073 billion and outgoing trade amounted to RMB
      95.223 billion. All of these transactions were in compliance with the caps set out in the waiver granted by the Hong Kong Stock Exchange.

6. A resolution regarding the re-appointment of KPMG Huazhen and KPMG as the domestic and overseas auditors of Sinopec Corp. for the year 2006, and the authorization of the board to determine their remunerations, was approved, and submitted to the AGM.

7. The Profit Appropriation Plan for the year ended 31 December 2005 was approved.

      In accordance with the provisions of the Articles of Association of Sinopec Corp., the appropriation of profit for the relevant fiscal year should be conducted on the basis of profits for distribution as determined in accordance with the PRC Accounting Rules and Regulations or IFRS, whichever is lower. Sinopec Corp.'s profits for distribution for 2005 determined under IFRS were RMB 38.907 billion. Thus, after deducting RMB 7.912 billion allocated to the statutory surplus reserve and to the statutory public welfare fund and deduction of RMB 10.404 billion as the final dividend for 2004 and the interim dividend for 2005, Sinopec Corp.'s distributable profits for the year ended 31 December 2005 were RMB 20.591 billion. On the basis of a total number of 86,702, 439,000 shares in issue at the end of 2005, the Board of Directors proposes a final cash dividend of RMB 0.09 per share (inclusive of tax) (which equals to a total of RMB7.803 billion), together with the interim cash dividend of RM 0.04 per share (which equals to a total of RMB 3.468 billion), the total cash dividend for the year amounts to RMB 0.13 per share, or RMB 11.271 billion in total. This plan shall be put to the shareholders at the AGM and, if approved, subsequently put into effect.

8. The financial statements of Sinopec Corp. for the year ended 31 December 2005, audited by KPMG Huazhen and KPMG, were approved.

9.    The Annual Report of Sinopec Corp. and the Form 20-F were approved.

10. A resolution regarding a proposed increase in equity interests in Sinopec Finance Company Limited was approved.

      The Board of Directors approved a further cash-for-equity investment in Sinopec Finance Company Limited ("Sinopec Finance") of RMB 1.6023 billion, which would result in 49% of the registered capital of Sinopec Finance to be held by Sinopec Corp., and authorised any Director to execute the relevant agreement and any other relevant documents according to the aforementioned investment proposal. For further information, please see the relevant connected transaction announcement published separately on the same day.

11. Pursuant to Sinopec Corp.'s Articles of Association, the Board of Directors nominated candidates for the Third Session of the Board of Directors of Sinopec Corp., and agreed to submit these candidates for election at the AGM.

      The Board of Directors nominated Messrs. Chen Tonghai, Zhou Yuan, Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang, Fan Yifei, Yao Zhongmin, Shi Wanpeng and Liu Zhongli as director candidates to the Third Session of the Board of Directors. Messrs. Shi Wanpeng and Liu Zhongli are nominated as candidates for Independent Non-Executive Directors. Please refer to the AGM Notice to be published separately for details and other relevant materials relating to these candidates.

      All Independent Non-executive Directors present gave their approval to the above nominations.

      The controlling shareholder of Sinopec Corp., China Petrochemical Corporation, is proposing to nominate two additional persons as candidates for the Independent Non-executive Directors in Third Session of the Board of Directors by way of the proposal of supplemental resolutions in April 2006. To ensure that shareholders' rights will be preserved, the proxy form in relation to the election of the directors will be published at the time of announcing the supplemental resolutions proposed by China Petrochemical Corporation and dispatched to each of the H shareholders. Investors are reminded to pay attention to this.

12. Pursuant to Sinopec Corp.'s Articles of Association, the controlling shareholder of Sinopec Corp., China Petrochemical Corporation, nominated Messrs. Wang Zuoran, Zhang Youcai, Kang Xianzhang, Zou Huiping and Li Yonggui as candidates for Shareholder Representative Supervisors. Please refer to the AGM Notice, to be published separately, for their details. The above candidates have been approved by the Board of Directors to be submitted for election at the AGM.

13. The Service Contracts between Sinopec Corp. and Directors of the Third Session of Board Directors and Supervisors of the Third Session of Supervisory Committee (including emoluments and insurance provisions) were approved and it was agreed that they should be submitted for consideration and approval at the AGM.

      All Independent Non-executive Directors present gave their approval to the Service Contracts. The details of the Service Contracts will be set out in a circular to H shareholders, and will also be available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn)

14. Consideration and Approval of Resolutions Regarding the Proposed Issuance of Commercial Paper

      It was resolved to give a general and unconditional mandate to the Chairman and any of his authorised designees to issue commercial paper and decide on its particular, terms, conditions and other matters based on prevailing market terms. The maximum amount of the commercial paper shall not exceed 10% of the latest audited amount of the net assets at the time of the issue. The effective period of the approval shall commence from the date on which the resolution is approved at 2005 AGM by shareholders and end on the completion of the 2006 AGM.

15. The proposed amendments to the Articles of Association of Sinopec Corp. and the schedules thereto were approved, and authorisation was given to the Secretary to the Board of Directors to, on behalf of Sinopec Corp., deal with all applications, filings, registrations and recording (including literal revision as required by relevant regulatory governmental authorities).

      Details of the proposed amendments to the Articles of Association and its Appendix will be set out in a circular to H shareholders and will also be available at the website of Shanghai Stock Exchange
      (http://www.sse.com.cn).

16.   Resolution regarding amendments to the 2006 rent for land leases

      Land value in China has increased a lot sharply during the past several years. At the same time, the level of rent paid by Sinopec Corp. was below the market level. After negotiation with China Petrochemical Corporation, Sinopec Corp. has agreed to increase the level of the rent payable for land leases for 2006. The cap for the rent payable for land leases from China Petrochemical Corporation has accordingly been raised from RMB2.75 billion to RMB 3.3 billion. Qualified domestic valuers consider that the level of rent subsequent to this increase will remain below market rates.

17. A resolution regarding continuing connected transactions during the period 2007 to 2009 was passed and will be submitted for consideration and approval at the AGM.

      Details of the continuing connected transactions will be set out in a circular to the H shareholders and will be available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

18. The convening of the AGM for year 2005 was approved. It was agreed that the resolutions numbered above as 1, 6, 7, 8, 11, 12, 13, 14, 15 and 17 should be submitted for consideration and approval at the AGM. The AGM Notice will be published separately.

      The Directors (including the independent non-executive directors) considered that the connected transaction in 5, 10, 16 and 17 above are based on normal commercial terms and are fair and reasonable to Sinopec Corp and are conducted in accordance with its normal and ordinary business.

      Thirteen votes in favour were cast for each of the resolutions referred to above, save that in respect of the resolutions numbered above as 5, 10, 16 and 17, eleven votes in favour were cast. This is because certain Directors who are categorized as connected in respect of certain connected transactions relevant to those resolutions, namely, Mr. Chen Tonghai and Mr. Liu Genyuan, were required to abstain from voting on those resolutions.

                                                   By Order of the Board
                                        China Petroleum & Chemical Corporation
                                                        Chen Ge
                                          Secretary to the Board of Directors

Beijing, PRC, 31 March, 2006

As at the date of this announcement, the directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghon; the non-executive directors of Sinopec Corp. are Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of Sinopec Corp. are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of Sinopec Corp. is Mr. Cao Yaifeng.